FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        December, 2003

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   December 10, 2003

MIMAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

December 10, 2003	NEWS RELEASE 03-26	MAE - TSE MNG - Amex

— Miramar added to the S&P/TSX Composite Index Effective December 19, 2003 —

VANCOUVER, BC – Miramar Mining Corporation is pleased to announce that Miramar will be added to the S&P/TSX Composite Index (“Index”) and the Global Industry Classification Standard Sector — Materials, Gold effective after the close of business on December 19, 2003.

The Index is used by the financial community at large as a broad indicator of market activity for the largest companies on the Toronto Stock Exchange.

“The addition of Miramar to the Index is an important milestone in our Company’s growth,” commented Mr. Walsh. “Being a part of the Index will help us to broaden our shareholder base and provide added visibility as we continue with our strategy to build shareholder value”.

Miramar Mining Corporation is a gold producer and exploration company currently focused on operating and developing gold mines in the Canadian North. Led by an experienced management team, Miramar is committed to its strategy for increasing shareholder value in the gold sector through the discovery, acquisition, development and operation of profitable gold mines. Miramar is listed on the Toronto Stock Exchange (MAE) and also trades on the American Stock Exchange (MNG). Please find more information about Miramar at our website at http://www.miramarmining.com.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572      Fax: (604) 980-0731
Toll Free:  1-800-663-8780
Email:  info@miramarmining.com